Exhibit 16.1

June 29, 2022

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by UCLOUDLINK GROUP INC. (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Amendment No. 7 to Form F-3 Registration Statement of UCLOUDLINK GROUP INC. dated June 29, 2022. We agree with the statements concerning our Firm contained therein.

Very truly yours,

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shenzhen, the People’s Republic of China

Attachment

Change in Registrant’s Certifying Accountant

On May 23, 2022, we dismissed PricewaterhouseCoopers Zhong Tian LLP (“PwC”) as our independent registered public accounting firm. We engaged Audit Alliance LLP as our independent registered public accounting firm. The change of our independent registered public accounting firm had been approved by the audit committee of our board of directors.

The reports of PwC on our consolidated financial statements for the two most recent fiscal years have contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During our two most recent fiscal years and through the subsequent interim period on or prior to May 23, 2022, there were no (i) disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F) between PwC and us on any matter of accounting principles or practices, financial statement disclosure, or audit scope or procedure, which disagreements if not resolved to the satisfaction of PwC would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (ii) reportable events pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F, except that as of December 31, 2020 and 2021, we did not maintain effective internal control over financial reporting due to the material weaknesses identified, including: (i) lack of sufficient resources regarding financial reporting and accounting personnel in the application of U.S. GAAP and the reporting requirements set forth by the Securities and Exchange Commission, and (ii) lack of comprehensive U.S. GAAP accounting policies and financial reporting procedures.

We have provided PwC with a copy of the disclosures hereunder and required under Item 16F of Form 20-F and requested from PwC a letter addressed to the SEC indicating whether it agrees with such disclosures. A copy of the letter from PwC addressed to the SEC, dated June 29, 2022, was filed as Exhibit 16.1 herewith.

During our two most recent fiscal years and through the subsequent interim period on or prior to May 23, 2022, neither we nor anyone on our behalf has consulted with Audit Alliance LLP on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us by Audit Alliance LLP that Audit Alliance LLP concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v) of Form 20-F.